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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                          Xechem International, Inc.
                               (Name of Issuer)

                  Common Stock, par value $0.00001 per share
                        (Title of Class of Securities)

                                  983895-10-3
                                (CUSIP Number)

Ramesh C. Pandey, Xechem International, Inc., 100 Jersey Avenue, Building B,
 Suite 310
                New Brunswick, New Jersey 08901 (908) 247-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:
  Michael H. Margulis, Esq., Duane, Morris & Heckscher, 122 East 42nd Street
                   New York, New York  10168 (212) 692-1030

                                  August 1, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
------------------------------------------------------------------------------

 CUSIP NO. 983895-10-3                                       Page 2 of 9 Pages


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
          EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Ramesh C. Pandey
2)    Check the Appropriate Box if a Member of a Group*               (a) [  ]
                                                                      (b) [  ]

3)    SEC Use Only

4)    Source of Funds*
      00

5)    Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
2(d) or 2(e)                                                               [ ]

6)    Citizenship or Place of Organization

      United States
------------------------------------------------------------------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                  Number of
------------------------------------------------------------------------------
                                    Shares
                                 Beneficially
                                Owned by Each
                            Reporting Person With
7)    Sole Voting Power

      23,821,945 (But see Items 4 and 5 below)
8)    Shared Voting Power

      22,305,400 (But see Items 4 and 5 below)
9)    Sole Dispositive Power

      23,821,945 (But see Items 4 and 5 below)
10)   Shared Dispositive Power

      0 (But see Items 4 and 5 below)

11)   Aggregate Amount Beneficially Owned By Each Reporting Person

      46,127,345 (But see Items 4 and 5 below)

12)   Check if the Aggregate Amount in Row  (11) Excludes Certain Shares*


13)   Percent of Class Represented by Amount in Row (11)

       38.9%

14)   Type of Reporting Person*

      IN

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                               Page 5 of 9 Pages
      The undersigned hereby amends Items 4, 5, 6, and 7 of the Schedule 13D previously filed by Ramesh C. Pandey with respect to the Common Stock, par value $0.00001 per share, of Xechem International, Inc. Unless otherwise indicated, all terms referred to herein shall have the meanings as set forth in the
Schedule 13D as previously filed.

Item 4.   Purpose of Transaction

      Item 4 is hereby amended to add the following information prior to the last paragraph thereof:

      On August 1, 1997, in accordance with the Blech Purchase Agreement, certain persons acquired an aggregate of 26,820,000 shares of Common Stock. This included 20,000,000 shares acquired by EER Systems, Inc. ("EER" and 2,000,000 shares acquired by Dr. Renuka Misra. On that date, Dr. Pandey, EER, the president and principal stockholder of EER, and Dr. Misra (EER, its president, and Dr. Misra being hereafter referred to as the "Pandey Investors") entered into certain agreements (the "Voting Agreements" pursuant to which each Pandey Investor agreed to vote all shares of capital stock of the Company which such Pandey Investor may beneficially own, now or hereafter, in the manner directed by Dr. Pandey, on all matters which may be presented to stockholders, except to the extent such agreement may conflict with such Pandey Investor's obligations under the Stockholders Agreement. Each Pandey Investor also granted Dr. Pandey a proxy to vote such shares in accordance with the Voting Agreement.

Item 5.  Interest in Securities of the Issuer

      The first two paragraphs of Item 5 are hereby deleted and replaced by the following:

      As a result of the Voting Agreement, Dr. Pandey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each Pandey Investor. Accordingly, and to the extent of Dr. Pandey's knowledge of the holdings of the Pandey Investors, Dr. Pandey beneficially owns 46,124,345 shares of Common Stock, representing an aggregate of 38.9% of the outstanding shares of Common Stock (based on an aggregate of 118,327,839 shares of Common Stock outstanding as of August 1, 1997), comprised of (i) 23,821,945 shares of Common Stock (20.1% of the outstanding) owned directly by Dr. Pandey, (ii) 20,000,000 shares of Common Stock (16.9% of the outstanding) owned directly by EER, and
(iii) 2,175,000 shares of Common Stock owned directly by Dr. Misra and 127,400 shares of Common Stock issuable upon exercise of certain options held by Dr. Misra (1.9% of the outstanding). The shares beneficially owned do not include 707,000 shares of Common Stock issuable on exercise of options held by Dr.
Pandey (the "Pandey Options"), or 4,600 shares of Common Stock issuable on exercise of options held by Dr. Misra, which are not exercisable within 60 days of the date of this Schedule 13D. Dr. Pandey has no right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held by any Pandey Investor, all of which is held by such Pandey Investor.

      Except as set forth above, Dr. Pandey has not purchased or sold any shares of Common Stock or securities exercisable for or convertible into Common Stock during the past 60 days.

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Item 6.     Contracts, Arrangements, Understandings or Relationships with
 Respect to Securities of the Issuer
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      The first  sentence of the first  paragraph of Item 6 is hereby amended to read as follows:

      The Blech Purchase Agreement, the Stockholders Agreement, the Pandey Options, and the Voting Agreements are described in Items 4 and 5 above.


Item 7.           Material to be Filed as Exhibits

      Exhibit 1: Blech Stock Purchase Agreement, including Certificate of Designation and Stockholders Agreement (incorporated by reference to Exhibits 2 and 4 to the Schedule 13D filed by David Blech and The Edward Blech Trust)

      Exhibit 2:  Voting Agreements (filed herewith)

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                                  SIGNATURES
------------------------------------------------------------------------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Ramesh C. Pandey
                                             Ramesh C. Pandey


Dated: August 6, 1997

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                                                                     EXHIBIT 2
------------------------------------------------------------------------------
                               VOTING AGREEMENT

      AGREEMENT, dated as of August 1, 1997, among Ramesh C. Pandey (APandey@), EER Systems, Inc. (AEER@), and Jai N. Gupta (AGupta@ and, together with EER, the AStockholders@).

      WHEREAS, Pandey is the Chairman of the Board and President of Xechem International, Inc. (AXechem@); and

      WHEREAS, EER has made certain investments in Xechem, and Gupta is the principal stockholder of EER; and

      WHEREAS, in consideration of Pandey=s efforts in connection with such investments, the Stockholders have agreed to vote shares of stock of Xechem held by them in accordance herewith;

      NOW, THEREFORE, each Stockholder, severally and not jointly, agrees to vote, or grant a written consent with respect to, all shares of capital stock of Xechem which such Stockholder may beneficially own, now or hereafter (the AShares@), in the manner directed by Pandey, on all matters which may be presented for the vote of consent of stockholders of Xechem, except to the extent such agreement may conflict with such Stockholder=s obligations under the Stockholders Agreement, dated November 18, 1996, among Pandey, Xechem, and certain other stockholders of Xechem (the AOther Agreement@).

      In furtherance of the foregoing, each Stockholder hereby grants to Pandey, with power of substitution, a proxy and power of attorney to vote or sign a written consent with respect to all of the Shares, except to the extent provided in the Other Agreement, on all matters which may be presented for the vote of consent of stockholders of Xechem, including at any meeting of such stockholders. This proxy and power of attorney shall be irrevocable and coupled with an interest, and shall remain in effect so long as such Stockholder owns Shares.

      At any time and from time to time, each party agrees, at its or his expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

      This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, supersedes all existing agreements among them concerning such subject matter, and may be modified only by a written instrument duly executed by the party to be charged.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws.

------------------------------------------------------------------------------
      IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.
------------------------------------------------------------------------------


                                               /s/ Ramesh C. Pandey
                                             Ramesh C. Pandey


                                          EER SYSTEMS, INC.


                                          By: /s/ Jai N. Gupta
                                             Jai N. Gupta, President



                                             /s/ Jai N. Gupta
                                                Jai N. Gupta

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                               VOTING AGREEMENT
------------------------------------------------------------------------------

      AGREEMENT, dated as of August 1, 1997, between Ramesh C. Pandey (APandey@) and Renuka Misra (the AStockholder@).

      WHEREAS, Pandey is the Chairman of the Board and President of Xechem International, Inc. (AXechem@); and

      WHEREAS, the Stockholder has made certain investments in Xechem; and

      WHEREAS, in consideration of Pandey=s efforts in connection with such investments, the Stockholders has agreed to vote shares of stock of Xechem held by her in accordance herewith;

      NOW, THEREFORE, the Stockholder agrees to vote, or grant a written consent with respect to, all shares of capital stock of Xechem which such Stockholder may beneficially own, now or hereafter (the AShares@), in the manner directed by Pandey, on all matters which may be presented for the vote of consent of stockholders of Xechem, except to the extent such agreement may conflict with such Stockholder=s obligations under the Stockholders Agreement, dated November 18, 1996, among Pandey, Xechem, and certain other stockholders of Xechem (the AOther Agreement@).

      In furtherance of the foregoing, the Stockholder hereby grants to Pandey, with power of substitution, a proxy and power of attorney to vote or sign a written consent with respect to all of the Shares, except to the extent provided in the Other Agreement, on all matters which may be presented for the vote of consent of stockholders of Xechem, including at any meeting of such stockholders. This proxy and power of attorney shall be irrevocable and coupled with an interest, and shall remain in effect so long as such Stockholder owns Shares.

      At any time and from time to time, each party agrees, at its or his expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

      This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, supersedes all existing agreements among them concerning such subject matter, and may be modified only by a written instrument duly executed by the party to be charged.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws.

------------------------------------------------------------------------------
      IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.
------------------------------------------------------------------------------


                                                /s/ Ramesh C. Pandey
                                             Ramesh C. Pandey



                                                /s/ Renuka Misra
                                                Renuka Misra